Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013

Deutsche Bank Securities Inc.

60 Wall Street

New York, New York 10005

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010

October 9, 2015

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Capitol Acquisition Corp. III Registration Statement on Form S-1, as amended (Registration No. 333-206693 Form 8-A (File No. 001-37588)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, hereby join in the request of Capitol Acquisition Corp. III (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Daylight Time on October 13, 2015, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we, as representatives of the several Underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated October 6, 2015:

(i)	Dates of distribution: October 7, 2015 through the date hereof
(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 5
(iii)	Number of prospectuses furnished to investors: approximately 795
(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 25

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[signature page follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS, INC.

DEUTSCHE BANK SECURITIES INC.

CREDIT SUISSE SECURITIES (USA) LLC

Acting severally on behalf of themselves and the

several underwriters

Citigroup Global Markets Inc.

By:	/s/ John Hutcheson
Name:	John Hutcheson
Title:	Vice President

Deutsche Bank Securities Inc.

By:	/s/ Neil Abromavage
Name:	Neil Abromavage
Title:	Managing Director, Head of Permanent Capital

By:	/s/ Francis Windels
Name:	Francis Windels
Title:	Managing Director

Credit Suisse Securities (USA) LLC

By:	/s/ Edward Lee
Name:	Edward Lee
Title:	Director